SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 1999

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________ to _____________

Commission file number: 0-15264

          A.    Full title of the plan and the address of the plan, if different from that of the issuer named below: Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

          B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Manatron, Inc., 510 East Milham Road, Portage, Michigan 49002.

MANATRON, INC.

EMPLOYEE STOCK OWNERSHIP

AND SALARY DEFERRAL PLAN

FINANCIAL STATEMENTS AND SCHEDULES
AS OF DECEMBER 31, 2000 AND 1999

TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Report of Independent Public Accountants

To the Administrative Committee of the
Manatron, Inc. Employee Stock Ownership
and Salary Deferral Plan:

We have audited the accompanying statements of net assets available for benefits of the MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Grand Rapids, Michigan,
      April 13, 2001.

MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	2000	1999

ASSETS:
Participant directed investments, at fair value-
Mutual funds	$6,656,637	$5,786,283
Securities of employer	197,529	421,863
Participant loans receivable	37,646	42,743
Total participant directed investments	6,891,812	6,250,889

Employee stock ownership plan investments, at fair value-
Shares of Manatron, Inc. common stock allocated to participants	558,261	1,097,150
Unallocated shares of Manatron, Inc. common stock	-	91,175
Total employee stock ownership plan investments	558,261	1,188,325

Contributions receivable	98,478	91,522
Total assets	7,548,551	7,530,736

LIABILITIES -
Loan payable to bank	-	50,000
Return of excess contributions	32,470	-
Total liabilities	32,470	50,000

NET ASSETS AVAILABLE FOR BENEFITS	$7,516,081	$7,480,736

The accompanying notes to financial statements are an integral part of these statements.

MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2000

	Participant	ESOP Investments
	Directed	Allocated	Unallocated	Total

INVESTMENT INCOME (LOSS):
Net depreciation in fair value
of investments	$(1,024,161)	$(680,064)	$-	$(1,704,225)
Interest and dividends	445,735	-	-	445,735
	(578,426)	(680,064)	-	(1,258,490)

CONTRIBUTIONS:
Employee	1,257,868	-	-	1,257,868
Employer	149,248	50,000	51,675	250,923
	1,407,116	50,000	51,675	1,508,791
Total investment income (loss)
and contributions	828,690	(630,064)	51,675	250,301

DISTRIBUTIONS:
Benefit payments	213,281	-	-	213,281
Interest expense	-	-	1,675	1,675
Total distributions	213,281	-	1,675	214,956

ALLOCATION OF 14,302 SHARES	-	91,175	(91,175)	-
Change in net assets available
for benefits	615,409	(538,889)	(41,175)	35,345

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	6,342,411	1,097,150	41,175	7,480,736

End of year	$6,957,820	$558,261	$-	$7,516,081

The accompanying notes to financial statements are an integral part of this statement.

MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1999

	Participant	ESOP Investments
	Directed	Allocated	Unallocated	Total

INVESTMENT INCOME:
Net appreciation in fair value
of investments	$841,703	$140,821	$12,514	$995,038
Interest and dividends	300,259	-	-	300,259
	1,141,962	140,821	12,514	1,295,297

CONTRIBUTIONS:
Employee	727,195	-	-	727,195
Employer	109,672	50,000	109,036	268,708
	836,867	50,000	109,036	995,903
Total investment income
and contributions	1,978,829	190,821	121,550	2,291,200

DISTRIBUTIONS:
Benefit payments	385,367	-	-	385,367
Interest expense	-	-	9,036	9,036
Total distributions	385,367	-	9,036	394,403

ALLOCATION OF 28,568 SHARES	-	157,124	(157,124)	-
Change in net assets available
for benefits	1,593,462	347,945	(44,610)	1,896,797

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,748,949	749,205	85,785	5,583,939

End of year	$6,342,411	$1,097,150	$41,175	$7,480,736

The accompanying notes to financial statements are an integral part of this statement.

MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	DESCRIPTION OF PLAN

The following description of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

General

The Plan was established in 1988, by Manatron, Inc. (the "Company" or "Sponsor") as the Manatron, Inc. Salary Deferral Plan. In 1995, the Company amended the Plan to include a leveraged employee stock ownership plan ("ESOP") feature, and renamed the Plan the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan. The Plan is designed to comply with specific sections and regulations of the Internal Revenue Code of 1986, as amended (the "Code"), and is therefore subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

In connection with the 1995 amendment, the Plan purchased 142,858 shares of the Company's common stock for $500,000 from Allen F. Peat, former Chairman and Chief Executive Officer of the Company using the proceeds of a bank borrowing (see Note 5). The bank borrowing is to be repaid quarterly over a period of five years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

Overall responsibility for administering the Plan rests with the Plan Administrative Committee, which is appointed by the Board of Directors of the Company. The Plan's Trustee is responsible for the management and control of the Plan's assets and has discretionary responsibility for the investment and management of such assets.

Eligibility

The Plan is a defined contribution plan covering substantially all employees of the Company. Generally, an employee may become a participant in the Plan on the entry date following completion of one year of eligible service and having attained age 21, as described in the Plan.

MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

Contributions and Vesting

The Plan provides for three different types of contributions:

ESOP Contribution - As previously described, each plan year, the Company will contribute the required loan payments to the ESOP trust. At the time of each payment, 7,142 shares of Company common stock held by the ESOP trust will be committed for release to Plan participants. Released shares will be allocated to individual participant accounts based on the percentage of the individual participant's compensation to all eligible participants' compensation for the Plan year. Participants must be employed on the last day of the Plan year to be eligible for Company contributions. The Company also made discretionary contributions to the Plan of $50,000 in 2000 and 1999, which was used to purchase 16,600 and 7,315 shares of Company stock in 2000 and 1999, respectively.

Profit-Sharing Contribution - Each year the Company will decide whether to make a profit-sharing contribution to the Plan and the amount to be contributed. Participants must be employed on the last day of the Plan year to be eligible for the Company contribution. The amount credited to a participant's profit-sharing account will be determined in the same manner as the ESOP contributions. There were no discretionary profit-sharing contributions in 2000 and 1999.

Elective Salary Deferral Contributions - Employees who participate in the Plan can elect to make voluntary pre-tax contributions in an amount between 1% and 20% of their annual compensation. Annual participant contributions are limited to the maximum amount permitted by the Code. The Company's matching contribution (currently 25% of participant's contribution up to 5% of eligible pay) is set forth in the Plan document and may be changed by resolution of the Company. The Company's matching contributions during 2000 and 1999 were approximately $149,000 and $110,000, respectively.

Vesting - Participants are 100% vested in rollovers, direct transfers, elective salary deferral contributions, matching contributions and non-elective contribution accounts. Vesting for ESOP and profit-sharing contribution accounts is determined by the years of vesting service. One year of vesting service is 1,000 hours or more of service in the plan year. Participants become 20% vested after three years of vesting service and continue to vest 20% annually until they are 100% vested.

MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

Participant Loans

Participants of the Plan may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the related investment fund from (to) the Participant Loan Fund. Loan terms of the promissory notes range from one to five years or a reasonable period for the purchase of a primary residence. The promissory notes are secured by the balance in the participant's account and bear interest at the Bank's prime rate plus 1%. Principal and interest payments will be made ratably through payroll deductions. Currently there are ten loans outstanding with a total face value of approximately $38,000.

Net Investment Income (Loss)

Investment income (loss) is allocated to participants based on the ratio of a participant's balance in each investment fund to total participant balances in the corresponding investment fund.

Forfeitures

After an employee terminates employment, any non-vested amounts in the participant's account will be forfeited. Forfeited amounts are allocated to all remaining participants in the same manner as investment income (loss).

Distributions to Participants

Distributions to participants generally occur upon a participant's retirement or termination of employment. However, participants may defer distribution of their benefits until reaching age 70 1/2. Vested balances of retired or terminated participants will be distributed in a lump sum payment, annuity, installments or transfer.

Administrative Expense

The Plan is administered by the Company. Although not obligated to do so, the Company paid administrative expenses and trustee fees on behalf of the Plan totaling approximately $25,000 and $14,000 in 2000 and 1999, respectively .

MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

Plan Termination

Although it has no current intent to do so, the Company reserves the right to terminate the Plan and trust, or to cease or suspend further contributions, at any time, subject to plan provisions and applicable provisions of ERISA. Upon termination of the Plan, all participant's accounts become fully vested and non-forfeitable.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Investments

The quoted market price, as reported by the Trustee, was used to approximate the fair value for all investments. Net appreciation (depreciation) in fair value of investments included in the Statement of Changes in Net Assets Available for Benefits is comprised of unrealized gains or losses resulting from changes in market prices and realized gains and losses on sales of investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term; such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Adoption of Statement of Position 99-3

As required, the Plan adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3) in 1999, which eliminated the requirement for a defined contribution plan to disclose participant-directed investment programs.

MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

(3)	INVESTMENTS

Investment Options

Participants may direct their elective salary deferral and company matching contributions, in 5% increments, in any of the following investment options:

*	Manatron Inc. Common Stock Fund - This fund invests in common stock of the Company which currently trades on The Nasdaq Stock Market.

Munder Intermediate Bond Fund - A broadly diversified portfolio of high quality fixed income securities with maturities from six to ten years.

Munder Small Company Growth Fund -- A growth fund that seeks to invest in smaller, emerging growth companies that have the potential for faster earnings growth than established companies.

Munder Index 500 Fund -- A fund which provides price performance and income that is comparable to the performance of the S&P 500.

Fidelity Puritan Fund - A balanced fund which invests in both equity and fixed income investments. The fund may invest in foreign holdings and the fixed income portion may be of any quality or maturity.

Fidelity Magellan Fund - A common stock fund which emphasizes growth potential. The fund may hold both foreign and domestic stocks as well as debt securities.

Janus Growth and Income Fund -- A growth and income fund that seeks to invest primarily in stocks that have earnings growth potential not recognized by the market and secondarily in stocks for their income potential.

Janus Worldwide Investment Fund -- A world growth fund that seeks to invest in common stocks from at least five different countries, including the United States.

Janus Mercury Investment Fund -- A growth fund that seeks to invest in growth stocks of larger well-established companies and/or smaller emerging growth companies that are experiencing an increasing demand for their products and services.

Guaranteed Investment Contract Fund - An investment fund that seeks to safeguard principal and offer a return that will exceed the returns of money market funds.

MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

The fair value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, are as follows:

	2000		1999

Munder Index 500 Fund	$1,044,854		$1,045,206
Fidelity Magellan Fund	1,330,954		1,462,258
Janus Worldwide Investment Fund	1,033,267		777,552
Janus Mercury Investment Fund	968,835		685,473
Fidelity Puritan Fund	912,413		798,942
ESOP investment in Manatron Common Stock	558,261	*	1,188,325	*
Janus Growth and Income Fund	474,558		N/A
Guaranteed Investment Contract Fund	445,279		382,357
Manatron Stock Fund	N/A		421,863

* Nonparticipant-directed

(4)	NET (DEPRECIATION) APPRECIATION IN FAIR VALUE OF INVESTMENTS

The following table summarizes the net (depreciation) appreciation in fair value by investment (including investments purchased and sold, as well as those held during the year) for the years ended December 31:

	2000	1999

Mutual Funds	$(753,351)	$767,764
Securities of Employer	(950,874)	227,274
	$(1,704,225)	$995,038

MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

(5)	LOAN PAYABLE

In connection with the stock purchase described in Note 1, the Plan entered into a $500,000 term loan agreement with the Trustee. The borrowing was collateralized by the unallocated shares of ESOP stock and is guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. The loan agreement provided for quarterly principal payments of $25,000 over five years, of which the last payment was made on June 30, 2000.

(6)	TAX STATUS

The Plan obtained its latest determination letter dated August 22, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(7)	MERGER OF PLANS

Effective January 1, 2000, the Proval Corporation 401(k) Profit Sharing Plan merged into the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan.

SCHEDULE I

MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

EIN:  38-1983228    PLAN NUMBER: 002

MANATRON, INC.

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Identity of Party Involved	Description of Investment	Number of Shares	Fair Value

Participant Directed Investments-

Securities of Employer
*Manatron, Inc.	Manatron, Inc. Common Stock Fund	71,829	$197,529

Mutual Funds
Munder	Intermediate Bond Fund	11,198	104,031

	Small Company Growth Fund	22,514	342,446

	Index 500 Fund	37,989	1,044,854

Fidelity	Puritan Fund	48,455	912,413

	Magellan Fund	11,156	1,330,954

Janus	Growth and Income Fund	13,424	474,558

	Worldwide Investment Fund	18,172	1,033,267

	Mercury Investment Fund	32,654	968,835

	Guaranteed Investment Contract Fund	445,258	445,279
Total mutual funds			6,656,637

Participant Loans Receivable
*Comerica Bank	Interest at rates ranging from 8.75% to 10.50%, maturing at various dates through 2004.		37,646
Total Participant Directed Investments			6,891,812

Employee Stock Ownership
Plan Investments -
*Manatron, Inc.	Common Stock	203,004	558,261

Total assets held for investment purposes			$7,450,073

*   Indicates a party-in-interest.

Exhibits:

23	Consent of Arthur Andersen LLP dated June 27, 2001.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2001

MANATRON, INC. EMPLOYEE STOCK OWNERSHIP
AND SALARY DEFERRAL PLAN

By: /s/ Paul R. Sylvester

      Paul R. Sylvester
      President and Chief Executive Officer
      and Member of the Administrative Committee of
      the Manatron, Inc. Salary Deferral and Employee
Stock Option Plan

EXHIBIT INDEX

Exhibit	Document

23	Consent of Arthur Andersen LLP dated June 27, 2001.